Exhibit 12

Wyeth

Computation of Ratio of Earnings to Fixed Charges

(In thousands except ratio amounts)

	Six Months Ended June 30, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
Earnings (Loss):
Income (loss) from continuing operations before income taxes	$3,376,833	$6,456,682	$5,429,904	$4,780,589	$(129,847)	$2,361,612

Add:
Fixed charges	317,478	754,290	625,513	461,431	360,805	346,564
Minority interests	10,477	23,277	29,769	26,492	27,867	32,352
Amortization of capitalized interest	15,900	24,240	22,465	21,356	9,350	8,772

Less:
Equity income (loss)	89	130	(317)	(104)	(524)	(468)
Capitalized interest	33,400	79,600	71,400	46,450	86,750	115,800

Total earnings as defined	$3,687,199	$7,178,759	$6,036,568	$5,243,522	$181,949	$2,633,968

Fixed Charges:
Interest and amortization of debt expense	$255,224	$616,983	$498,847	$356,834	$221,598	$182,503
Capitalized interest	33,400	79,600	71,400	46,450	86,750	115,800
Interest factor of rental expense (1)	28,854	57,707	55,266	58,147	52,457	48,261

Total fixed charges as defined	$317,478	$754,290	$625,513	$461,431	$360,805	$346,564

Ratio of earnings to fixed charges	11.6	9.5	9.7	11.4	0.5	7.6

(1)	A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.